03 SEP 23 AM 7:21

ESSILOR

File N° 82-4944

03032180

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

September 15, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Re: <u>ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)</u>

To whom it may concern:

This letter is provided to the Securities and Exchange Commission with the sole aim of updating the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: First half 2003 financial results
Omni Optical Lab. acquisition

dlw 9/23

03 SEP 23 AM 7:21

ESSILOR

PRESS RELEASE

First-Half 2003

Operating Margin Up 1.9 Points to 17.7%

Net Margin Up 1 Point to 10%

Charenton-le-Pont, France (September 10, 2003) – The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced the financial results for the six months ended June 30, 2003.

€ millions	June 30, 2003	June 30, 2002	% change
Sales	**1,031.2**	1,116.5	- 7.6%
Like for like			*2.3%*
Operating income	**182.2**	176.9	3.0%
Operating margin	***17.7 %***	*15.8 %*	--
Pretax income after non-operating items	**159.6**	153.1	4.2%
Net income after minority interests	**102.8**	99.7	3.1%
Earnings per share (in €)	**1.02**	1.00	2.1%

Moderate growth in like-for-like sales despite a more challenging business environment than in 2002 and very high prior-year comparatives.

Sales amounted to €1,031.2 million at June 30, 2003, a 2.3% increase at constant scope of consolidation and exchange rates.

First-half highlights included:

- Sales growth varied significantly by region. On a like-for-like basis, sales were up 5.1% in Europe, down 1.2% in North America, and up 6.9% in Asia and Latin America.
- An enhanced product mix driven by much stronger relative growth in sales of polycarbonate and high-index lenses, progressive lenses, anti-reflective lenses and Transitions® photochromic lenses.
- A sharp decline in the dollar against the euro, which reduced report sales by 10.8%.

ESSILOR

- A resumption of acquisitions, illustrated by the following transactions:
  - Nassau Lens Company, the leading direct distributor of stock lenses in the U.S., with sales of $62 million.
  - Rupp + Hubrach, which ranks fifth in the German market with sales of €54 million. The acquisition will be completed in the coming weeks, following approval by the German competition authorities during the summer.
  - SLC Inc., a U.S. manufacturer of polarized lenses, with sales of $4 million.
  - Prescription laboratories Optical Suppliers Inc. (United States), Morrison Optical and Custom Surface Ltd. (Canada), and Vision Express (India).
  - Essilor Korea Ltd., a 50/50 joint venture between Essilor and South Korea's Samyung Trading Co. Ltd.

Changes in the scope of consolidation, which added 0.8% to sales growth, reflected the first-time consolidation of Essilor Korea Ltd. and of SLC Inc.

Operating margin up sharply to 17.7%

The enhanced product mix, sustained productivity gains and tight control over operating costs combined to offset the currency effect and lift operating income by 3% to €182.2 million. Excluding the currency effect, operating income would have risen by 15%.

Based on reported data, operating margin widened to 17.7%, an exceptionally high figure that should not be extrapolated over the full year.

Earnings per share up 2.1%

Net interest expense improved by 13% to €15.9 million, mainly due to the continued decline in interest rates. Net non-operating expense totaled €6.7 million, not including €2.8 million for VisionWeb in the first half, which is now accounted for by the equity method. At comparable scope of consolidation, net non-operating expense was down 38.5% (see table below).

€ millions	June 30, 2003	June 30, 2002	% change
Net non-operating expense – reported	(6.7)	(5.6)	--
*o/w revaluation gain**	--	*8.2*	--
o/w VisionWeb	--	*(2.9)*	--
Non-operating expense – like-for-like	(6.7)	(10.9)	- 38.5%

*On the May 2002 capital increase by Bacou-Dalloz, in which Essilor holds a minority interest.

Net income after minority interests rose 3.1% to €102.8 million, for a net margin of 10%, while earnings per share grew 2.1% to €1.02.

Net debt-to-equity ratio of 19%

As expected, the net debt-to-equity ratio increased to 19% from 13% at year-end 2002 as a result of the acquisition program, which accounted for €58.2 million of total financial investments of €65 million.

Outlook

The second half should be shaped by a slight upturn in volumes, especially in North America, and by further acquisitions. Nonetheless, organic growth in consolidated sales will be on a par with the first half although full-year operating margin should exceed the 16% target announced at the beginning of the year.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com

COMMUNIQUE DE PRESSE

1er semestre 2003

Marge opérationnelle : 17,7% (+ 1,9 pt)

Marge nette : 10% (+ 1 pt)

Charenton-le-Pont (10 septembre 2003) -- Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les résultats du premier semestre de l'exercice 2003.

Millions d'€	**1er semestre 2003**	1er semestre 2002	Variation
Chiffre d'affaires	**1 031,2**	1 116,5	- 7,6 %
En base homogène			*+ 2,3%*
Résultat d'exploitation	**182,2**	176,9	+ 3,0 %
Marge opérationnelle	***17,7 %***	*15,8 %*	--
Résultat courant	**159,6**	153,1	+ 4,2 %
Résultat net (part du groupe)	**102,8**	99,7	+ 3,1 %
Résultat net par action (en €)	**1,02**	1,00	+ 2,1 %

Une activité en croissance modérée (base homogène) malgré un contexte économique général plus difficile que l'an passé et par rapport à un premier semestre 2002 très élevé. Au 30 juin 2003, le chiffre d'affaires d'Essilor s'est établi à 1 031,2 millions, ce qui représente une croissance à structure et à taux de change identiques de 2,3%.

Les faits marquants du premier semestre sont :

- Une activité contrastée selon les régions : en base homogène, le chiffre d'affaires ressort à + 5,1% en Europe, - 1,2% en Amérique du Nord et + 6,9% en Asie/Océanie et Amérique Latine.
- Une progression du mix produit liée à une croissance relative nettement plus soutenue des ventes de verres en polycarbonate et à hauts indices, des verres progressifs, des verres antireflet et des verres photochromiques Transitions®.
- Une forte dépréciation du dollar par rapport à l'euro qui s'est traduite par un effet de change de - 10,8% sur le chiffre d'affaires.

ESSILOR

- Une reprise de la politique de croissance externe illustrée par l'annonce des acquisitions suivantes :
    - Nassau Lens Company, numéro un américain de la distribution directe de verres finis (CA : 62 millions de dollars).
    - Rupp et Hubrach, numéro cinq du marché allemand (CA : 54 millions d'euros). Les autorités de la concurrence ayant donné leur feu vert pendant l'été, l'acquisition de Rupp et Hubrach sera finalisée prochainement.
    - SLC Inc., fabricant américain de verres polarisés (CA : 4 millions de dollars).
    - Les laboratoires Optical Suppliers Inc. (Etats-Unis), Morrison Optical et Custom Surface Ltd. (Canada), et Vision Express (Inde).
    - Enfin, Essilor Korea Ltd., née de l'association 50/50 entre Essilor et la société sud-coréenne Samyung Trading Co. Ltd.

L'effet de périmètre (+ 0,8%) a représenté principalement l'entrée en consolidation d'Essilor Korea Ltd., et de SLC Inc.

Forte hausse de la marge opérationnelle à 17,7%

La hausse du mix produit conjuguée à la poursuite des gains de productivité et une bonne maîtrise des dépenses d'exploitation se traduisent, malgré l'effet de change, par une progression de 3% du résultat opérationnel à 182,2 millions d'euros. Hors effet de change, le résultat opérationnel aurait crû de 15%.

La marge opérationnelle atteint donc le niveau exceptionnel de 17,7%, chiffre qui ne doit cependant pas être extrapolé pour l'ensemble de l'année.

Le résultat net par action augmente de 2,1%

Le résultat financier s'améliore de 13% à -15,9 millions d'euros, notamment grâce à la poursuite de la baisse des taux d'intérêt. Les charges hors exploitation ont atteint 6,7 millions d'euros et ne prennent pas en compte VisionWeb (2,8 millions d'euros au premier semestre 2003) consolidée désormais par mise en équivalence. A périmètre comparable, elles sont en baisse de 38,5% (voir tableau ci-dessous).

Millions d'€	1er sem. 2003	1er sem. 2002	Variation
Charges hors exploitation – chiffre publié	- 6,7	- 5,6	--
*dont profit comptable**	--	*+ 8,2*	--
dont VisionWeb	--	*- 2,9*	--
Charges hors exploitation en base comparable	- 6,7	- 10,9	- 38,5%

(*) généré par l'augmentation de capital du groupe Bacou-Dalloz en mai 2002, dans lequel Essilor détient une participation minoritaire.

ESSILOR

Le résultat net part du groupe progresse de 3,1% à 102,8 millions d'euros, soit une marge nette de 10%, et le bénéfice net par action augmente de 2,1% à 1,02 euro.

Ratio endettement net / capitaux propres : 19%

Comme prévu, le ratio endettement net sur capitaux propres remonte à 19% contre 13% à la fin de l'exercice 2002, en liaison avec le programme d'acquisition qui a représenté 58,2 millions d'euros sur les 65 millions d'investissements financiers.

Perspectives

Le deuxième semestre devrait montrer un léger redressement des volumes, notamment en Amérique du Nord, ainsi que la poursuite des acquisitions. La croissance organique du chiffre d'affaires consolidé se situera néanmoins dans la ligne de celle du premier semestre mais la marge opérationnelle de l'exercice devrait être supérieure à l'objectif annoncé en début d'année de 16%.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél. : 01 49 77 42 16

www.essilor.com

File N° 82-4944

ESSILOR

PRESS RELEASE

New Acquisitions of Prescription Laboratories in North America

Charenton-le-Pont, France (September 10, 2003) -- Essilor, the world leader in ophthalmic optical products, announced today that it has acquired three more prescription laboratories.

Essilor of America, Essilor's subsidiary in the United States, has finalized the acquisition of **Omni Optical Lab**, a prescription laboratory owned by Consolidated Vision Group, which also owns one of the top ten U.S. optical chains. Omni Optical Lab delivers a wide range of products to eye care professionals in six southern U.S. states. With 80 employees in Beaumont, Texas, it reported sales of $11 million in 2002.
Omni Optical Lab will distribute Varilux® progressive lenses and Crizal® anti-reflective lenses, enabling Essilor to increase its geographic and product market share. Omni Optical Lab will retain its current management team.

In Canada, Essilor has acquired a controlling interest in **Optique de l'Estrie**, headquartered in Sherbrooke, Quebec, and **OPSG**, based in London, Ontario. The two prescription laboratories have combined sales of C$2.5 million.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE DE PRESSE

Nouvelles acquisitions de laboratoires de prescription en Amérique du Nord

Charenton-le-Pont (10 septembre 2003) -- Trois nouveaux laboratoires de prescription ont rejoint le groupe Essilor récemment.

Tout d'abord, Essilor of America, filiale d'Essilor aux Etats-Unis, vient de finaliser l'acquisition d'**Omni Optical Lab**, un laboratoire de prescription appartenant à Consolidated Vision Group, également propriétaire d'une des dix premières chaînes américaines d'optique.
Omni Optical Lab livre une large palette de produits à des magasins d'optique situés dans six états du sud des Etats-Unis. Il emploie 80 personnes à Beaumont (Texas) et a réalisé un chiffre d'affaires de 11 millions de dollars en 2002.
Omni Optical Lab deviendra distributeur de Varilux® (verres progressifs) et de Crizal® (antireflet) et permet à Essilor de renforcer ses parts de marché tant sur le plan de la géographie que sur celui des produits. Omni Optical Lab conservera son équipe de direction actuelle.

Par ailleurs, au Canada, Essilor a pris le contrôle de **Optique de l'Estrie** (Sherbrooke, Québec) et **OPSG** (London, Ontario), deux laboratoires de prescription qui réalisent une chiffre d'affaires total de 2,5 millions de dollars canadiens.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 165 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Tél. : 01 49 77 42 16

www.essilor.com